UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FITBIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33812L102

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Andy Missan, Esq. Executive Vice President and General Counsel Fitbit, Inc. 405 Howard Street San Francisco, California 94105 (415) 513-1000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Cynthia C. Hess, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,294,683	$961

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,429,294 shares of Class A common stock and Class B common stock of Fitbit, Inc. having an aggregate value of $8,294,683 as of June 20, 2017 will be exchanged or canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $961	Filing Party: Fitbit, Inc.
Form or Registration No.: 005-88897	Date Filed: June 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 21, 2017, relating to an offer by Fitbit, Inc., a Delaware corporation (the “Company”), to exchange Eligible Options (as defined in the Schedule TO) held by Eligible Employees (as defined in the Schedule TO) for new restricted stock units (such offer, the “Offer to Exchange”). Only those items amended are reported in this Amendment No. 1.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Offer to Exchange expired at 9:00 p.m. Pacific Time on July 19, 2017. A total of 137 Eligible Employees participated in the Offer to Exchange. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange, in the aggregate, Eligible Options to purchase 3,687,601 shares of the Company’s Class A common stock and Class B common stock, representing approximately 85% of the total shares of Class A common stock and Class B common stock underlying the Eligible Options. All surrendered Eligible Options were canceled and, following Compensation Committee approval, the Company granted a total of 1,843,761 restricted stock units in exchange therefor, pursuant to the terms of the Offer to Exchange and the Fitbit, Inc. 2015 Equity Incentive Plan. One share of the Company’s Class A common stock is issuable upon the vesting and settlement of each restricted stock unit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

FITBIT, INC.
/s/ Andy Missan
Andy Missan
Executive Vice President and General Counsel

Date: July 20, 2017